June 18, 2025

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Sonny Oh

Re:	John Hancock Funds III (the “Trust”) — File No. 333-287436

Registration Statement on Form N-14

Dear Mr. Oh:

On behalf of the Trust, we submit this letter in response to comments received by telephone on June 11, 2025, from the staff (“Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the registration statement on Form N-14 (the “Registration Statement”) related to the registration of shares of John Hancock U.S. Growth Fund, a series of the Trust (the “Acquiring Fund”), in connection with the reorganization of John Hancock Capital Appreciation Fund, a series of John Hancock Funds II (the “Target Fund” and, together with the Acquiring Fund, the “Funds”), with and into the Acquiring Fund (the “Reorganization”). The Registration Statement was filed with the SEC on May 20, 2025, accession no. 0001193125-25-123189.

For convenience, we have set forth each comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Registration Statement.

Comment 1 — The Staff reminds the Trust that where a comment is made in one location it is applicable to all similar disclosure appearing elsewhere in the Registration Statement. Please ensure corresponding changes are made to similar disclosure.

Response to Comment 1 — The Trust acknowledges the Staff’s comment and will ensure changes to disclosure related to the Staff’s comments are carried through to similar disclosure throughout the Registration Statement.

Comment 2 — In the Shareholder Letter and throughout the Registration Statement there is discussion stating that expense ratios of the classes of shares to be received in the Reorganization will be lower than the current expense ratios of the Target Fund after expense waivers. Please discuss the status of the expense ratios both before and after expense waivers.

Response to Comment 2 — The Trust has added language where applicable addressing the status of the expense ratios both before and after expense waivers.

K&L GATES LLP

STATE STREET FINANCIAL CENTER ONE CONGRESS STREET SUITE 2900 BOSTON MA 02114

T +1 617 261 3231 F +1 617 261 3175 klgates.com

Page 2 Securities and Exchange Commission June 18, 2025

Comment 3 — The Staff notes that certain information was omitted and reflected as empty brackets in the filing. Please fill in all missing information and remove brackets throughout the Registration Statement.

Response to Comment 3 — The Trust confirms all bracketed information will be completed in the definitive filing.

Comment 4 — On page two of the Proxy Statement/Prospectus, under “Rationale for the Reorganization,” the disclosure states “After the expiration of the current expense waivers, if the expense waivers are not continued past their expiration date, the expenses borne by shareholders of the Acquiring Fund would increase.” Please clarify that this applies both to the Acquiring Fund and the combined fund.

Response to Comment 4 — The Trust has added the following underlined clarifying language:

After the expiration of the current expense waivers, if the expense waivers are not continued past their expiration date, the expenses borne by shareholders of the Acquiring Fund (and the shareholders of the combined fund if the Reorganization is approved) would increase.

Comment 5 — In the expense comparison chart on page two of the Proxy Statement/Prospectus, under “Rationale for the Reorganization,” the Staff recommends (i) removing any share classes not involved in the Reorganization and (ii) reformatting the table to improve comparability between the Class 1 shares of the Target Fund and the Class R6 shares of the Acquiring Fund. In addition, please include the gross expense ratio for Class NAV shares and update the numbers accordingly.

Response to Comment 5 — The Trust has made the requested edits.

Comment 6 — On page three of the Proxy Statement/Prospectus, under “Where to Get More Information,” please delete the 4th bullet as it appears to be the same as the 1st bullet.

Response to Comment 6 — The Trust has made the requested edit.

Comment 7 — In the Table of Contents, please add captions for “Capitalization” and “Experts.”

Response to Comment 7 — The Trust has made the requested change.

Comment 8 — Under “PROPOSAL – REORGANIZATION OF JOHN HANCOCK CAPITAL APPRECIATION FUND,” please provide the dollar amount and basis points for the direct costs of the Reorganization incurred by the Advisor, Target Fund and Acquiring Fund.

Response to Comment 8 — The Trust has revised the disclosure to include the dollar amount and basis points for the direct costs of the Reorganization.

Comment 9 — Under “PROPOSAL – REORGANIZATION OF JOHN HANCOCK CAPITAL APPRECIATION FUND – Investment Objectives and Principal Investment Strategies,” consider whether any additional differences between the investment strategies of the Target Fund and Acquiring Fund should be discussed.

Response to Comment 9 — The Trust has updated the disclosure to provide additional detail on the key differences between the principal investment strategies of the Target Fund and the Acquiring Fund.

K&L GATES LLP

STATE STREET FINANCIAL CENTER ONE CONGRESS STREET SUITE 2900 BOSTON MA 02114

T +1 617 261 3231 F +1 617 261 3175 klgates.com

Page 3 Securities and Exchange Commission June 18, 2025

Comment 10 — Under “PROPOSAL – REORGANIZATION OF JOHN HANCOCK CAPITAL APPRECIATION FUND – Investment Objectives and Principal Investment Strategies,” please review the last two paragraphs as some of the disclosure is repetitive. The Staff notes this disclosure appears multiple times throughout the Registration Statement.

Response to Comment 10 — The Trust has updated the filing to remove any repetitive disclosure.

Comment 11 — Under “COMPARISON OF FUND CLASSES,” the first paragraph states “[t]he terms of each corresponding share class to be exchanged in the Reorganization are identical as between the Funds.” However, Target Fund Class 1 shares are subject to a 12b-1 fee and Acquiring Fund Class R6 shares are not. Please revise the disclosure accordingly.

Response to Comment 11 — The Trust has replaced the disclosure with the following:

The terms of each corresponding share class to be exchanged in the Reorganization are identical between the Funds, except that Target Fund Class 1 shares are subject to a Rule 12b-1 fee, whereas Acquiring Fund Class R6 shares are not.

Comment 12 — Under “COMPARISON OF EXPENSES,” there is disclosure that states, “After the expiration of the current expense waivers, if the expense waivers are not continued past their expiration date, the expenses borne by shareholders of the Acquiring Fund would increase.” Please clarify that this applies both to the Acquiring Fund and the combined fund.

Response to Comment 12 — The Trust has added clarifying language consistent with the response to Comment 4.

Comment 13 — The Staff notes a discrepancy in the time period used to calculate the Target Fund’s expense information. Please reconcile and ensure consistency throughout the disclosure.

Response to Comment 13 — The Trust has made clarifying edits to ensure the correct time period is referenced with respect to the Target Fund’s expense information.

Comment 14 — Under “COMPARISON OF EXPENSES – The Funds’ expenses,” the disclosure states “After the expiration of the current expense waivers, if the expense waivers are not continued past their expiration date, the expenses borne by shareholders of the Acquiring Fund would increase.” Please clarify that this applies both to the Acquiring Fund and the combined fund.

Response to Comment 14 — The Trust has added clarifying language consistent with the response to Comment 4.

K&L GATES LLP

STATE STREET FINANCIAL CENTER ONE CONGRESS STREET SUITE 2900 BOSTON MA 02114

T +1 617 261 3231 F +1 617 261 3175 klgates.com

Page 4 Securities and Exchange Commission June 18, 2025

Comment 15 — Under “COMPARISON OF ADVISORY ARRANGEMENTS,” please review the disclosure and revise to include any differences in the advisory and subadvisory agreements, including with respect to fees.

Response to Comment 15 — The Trust has replaced the disclosure as follows:

Your Fund and the Acquiring Fund are parties to the same advisory agreement. As such, they are subject to the same terms with the exception of the management fees. Your Fund’s and the Acquiring Fund’s subadvisory agreements are substantially similar except for minor differences with regard to collateral management, conflicts of interest, confidentiality, and aggregating purchases and sales. In particular, your Fund’s subadvisory agreement permits the subadvisor to aggregate securities to be purchased or sold in an attempt to obtain more favorable prices or brokerage commissions, while the Acquiring Fund’s subadvisory agreement does not. In addition, unlike your Fund’s subadvisory agreement, the Acquiring Fund’s subadvisory agreement includes a supplemental arrangement clause permitting it to enter into arrangements with other affiliated persons.

Comment 16 — Under “COMPARISON OF ADVISORY ARRANGEMENTS,” please strike the reference to aggregate net assets or incorporate into the footnotes to the management fee table as applicable.

Response to Comment 16 — The Trust has incorporated the applicable language into the footnotes to the management fee table.

Comment 17 — The Staff notes an inconsistency in referring to the Target Fund’s period ended February 28, 2025, as both a fiscal period and a semiannual period. Please clarify and use consistent terminology.

Response to Comment 17 — The Trust has revised the disclosure to consistently refer to the period as the “fiscal period” throughout the Proxy Statement/Prospectus.

Comment 18 — Under “PROPOSAL TO APPROVE AN AGREEMENT AND PLAN OF REORGANIZATION – Reasons for the Reorganization,” please discuss the status of the expense ratios both before and after expense waivers.

Response to Comment 18 — The Trust has added language addressing the status of the expenses both before and after expense waivers.

Comment 19 — Under “PROPOSAL TO APPROVE AN AGREEMENT AND PLAN OF REORGANIZATION – Reasons for the Reorganization,” please confirm supplementally that any expense reimbursements are not subject to recoupment by the Advisor.

Response to Comment 19 — The Trust confirms that waived or reimbursed expenses are not subject to recoupment by the Advisor.

K&L GATES LLP

STATE STREET FINANCIAL CENTER ONE CONGRESS STREET SUITE 2900 BOSTON MA 02114

T +1 617 261 3231 F +1 617 261 3175 klgates.com

Page 5 Securities and Exchange Commission June 18, 2025

Comment 20 — Under “PROPOSAL TO APPROVE AN AGREEMENT AND PLAN OF REORGANIZATION – Board Consideration of the Reorganization,” please ensure any material considerations adverse to the proposal are disclosed and fairly described.

Response to Comment 20 — The Trust confirms that the Board considered all material factors related to the Proposal, as they deemed appropriate in their reasonable business judgment, and that the consideration of such factors is reflected in the disclosure. Therefore, the Trust respectfully declines to make any changes in response to this comment.

Comment 21 — In the Part C, please add a caption for “Item 16 – Exhibits”.

Response to Comment 21 — The Trust will ensure that “Item 16 – Exhibits” is appropriately captioned going forward.

Comment 22 — On the signature page, after the reference to “registrant,” please add the name of the registrant.

Response to Comment 22 — The Trust will ensure that the requested change is made going forward.

The Trust, on behalf of the Fund, intends to file a definitive Proxy Statement that will reflect the above responses to the Staff’s comments. If you have any questions, please call me at (617) 951-9053.

Sincerely,

/s/ Abigail P. Hemnes
Abigail P. Hemnes

Cc:	Thomas Dee, Assistant Secretary of the Trust

K&L GATES LLP

STATE STREET FINANCIAL CENTER ONE CONGRESS STREET SUITE 2900 BOSTON MA 02114

T +1 617 261 3231 F +1 617 261 3175 klgates.com